Exhibit 99.2

John T. Boyd Company Mining and Geological Consultants

Chairman

James W. Boyd

President and CEO

John T. Boyd II

Managing Director and COO

Ronald L. Lewis

Vice Presidents

Robert J. Farmer

John L. Weiss

Michael F. Wick

William P. Wolf

Managing Director - Australia

Jacques G. Steenekamp

Managing Director - China

Jisheng (Jason) Han

Managing Director- South America

Carlos F. Barrera

Managing Director - Metals

Gregory B. Sparks

Pittsburgh

4000 Town Center Boulevard, Suite 300 Canonsburg, PA 15317

(724) 873-4400

(724) 873-4401 Fax

jtboydp @jtboyd.com

Denver

(303) 293-8988

jtboydd@jtboyd.com

Brisbane

61 7 3232-5000

jtboydau@jtboyd.com

Beijing

86 10 6500-5854

jtboydcn@jtboyd.com

Bogota

+57-3115382113

jtboydcol@jtboyd.com

www.jtboyd.com

February 10, 2023

File: 3467.006

Sunrise Coal, LLC.

1183 E. Canvasback Drive

Terre Haute, IN 47802

Attention: Mr. Todd Davis

                   Chief Accounting Officer

                   Mr. Scott McGuire
                   Corporate Engineering

Subject:     Estimation of Sunrise Coal, LLC
                   2022 Year-End Reserves
                   Oaktown Mining Complex
                   Indiana and Illinois

Ladies and Gentleman:

This letter provides John T. Boyd Company's (BOYD) update of estimated coal reserves remaining as of December 31, 2022, at the Oaktown Mining Complex. BOYD is familiar with the Sunrise Coal, LLC (Sunrise) reserve holdings, having completed a Technical Report Summary (TRS) for the property, as of December 31, 2021. The reader is referred to the March 2022 TRS (BOYD Report No. 3467.002) for definitions and general resource and reserve procedures used by BOYD, as well as additional information pertaining to the subject property.

Sunrise believes, and BOYD concurs, that there are no material adjustments to the coal resources and reserve of the Oaktown Mining Complex necessitating the filing of an amended or revised TRS.

This resource/reserve summary update was prepared for Sunrise in support of their disclosure of coal resources and reserves for the Oaktown Mining Complex in accordance with

Messrs. Davis and McGuire Sunrise Coal, LLC	February 10, 2023 Page 2

Subpart 1300 of the SEC's Regulation S-K (S-K 1300) and is intended to satisfy the requirements of §229.1304(e), Individual Property Disclosure:

Compare the property's mineral resources and mineral reserves as of the end of the last fiscal year with the mineral resources and mineral reserves as of the end of the preceding fiscal year and explain any material change between the two.

Unless otherwise stated, coal resource and coal reserve estimates disclosed herein are completed in accordance with the standards and definitions provided by S-K 1300. It should be noted that BOYD considers the terms "mineral" and "coal" to be generally interchangeable within the relevant sections of S-K 1300.

Reserve Opinion

It is our professional opinion that as of December 31, 2022, Sunrise controlled 66.4 million tons of Proven and Probable Reserves at the Oaktown Mining Complex, located in Knox and Sullivan counties, Indiana, and Crawford and Lawrence counties, Illinois.

Year-Over-Year (YOY) Changes to Estimated Resources and Reserves Summarized in the table below, the estimated total reportable coal reserves for the Oaktown Mining Complex as of December 31, 2021, were 71.4 million tons (per the TRS).

Oaktown Mining Complex - Summary of Coal Reserves as of December 31, 2021

			Average Product Quality (As Received Basis)
			%				Heating
Mine	Classification	Product Tons (millions)	Total Moisture	Sulfur	Ash	SO2 (lbs/MMBtu)	Value (Btu/lb)
Oaktown No. 1	Proven	40.1	13.0	3.5	7.4	6.0	11,519
	Probable	0.4	13.0	3.6	7.4	6.2	11,525
	Total	40.5	13.0	3.5	7.4	6.0	11,519

Oaktown No. 2	Proven	29.7	13.0	3.3	7.9	5.7	11,540
	Probable	1.1	13.0	3.2	8.0	5.6	11,520
	Total	30.9	13.0	3.3	7.9	5.6	11,540

Total - All Mines	Proven	69.8	13.0	3.4	7.6	5.9	11,528
	Probable	1.6	13.0	3.3	7.8	5.8	11,522
	Total	71.4	13.0	3.4	7.6	5.9	11,528

JOHN T. BOYD COMPANY

Messrs. Davis and McGuire Sunrise Coal, LLC	February 10, 2023 Page 3

The estimated total reportable coal reserves for the Oaktown Mining Complex as of December 31, 2022, were 66.4 million tons, as summarized in the table below.

Oaktown Mining Complex - Summary of Coal Reserves as of December 31, 2022

			Average Product Quality (As Received Basis)
			%				Heating
Mine	Classification	Product Tons (millions)	Total Moisture	Sulfur	Ash	SO2 (lbs/MMBtu)	Value (Btu/lb)
Oaktown No. 1	Proven	36.2	13.0	3.5	7.4	6.1	11,522
	Probable	0.5	13.0	3.4	7.5	5.9	11,521
	Total	36.7	13.0	3.5	7.4	6.1	11,522
Oaktown No. 2	Proven	28.5	13.0	3.3	7.9	5.7	11,535
	Probable	1.1	13.0	3.2	8.0	5.6	11,520
	Total	29.7	13.0	3.3	7.9	5.7	11,534
Total - All Mines	Proven	64.7	13.0	3.4	7.6	5.9	11,528
	Probable	1.7	13.0	3.3	7.8	5.7	11,520
	Total	66.4	13.0	3.4	7.6	5.9	11,527

As shown, coal reserves of the Oaktown Mining Complex decreased by approximately 5 million product tons, or 7%, in 2022. As summarized in the table below, the YOY change is the result of: (1) ordinary mining production (depletion), and (2) mining lease acquisitions.

Oaktown Mining Complex - Year-Over-Year Changes in Coal Reserves

	Proven	Probable	Total
Oaktown No. 1
Lease Acquisitions	-	0.1	0.1
Mining Production	(3.9)	-	(3.9)
Subtotal	(3.9)	0.1	(3.8)
Oaktown No. 2
Lease Acquisitions	1.3	-	1.3
Mining Production	(2.5)	-	(2.5)
Subtotal	(1.2)	-	(1.2)
Total - All Mines
Lease Acquisitions	1.3	0.1	1.4
Mining Production	(6.4)	-	(6.4)
Grand Total	(5.1)	0.1	(5.0)

There are no reportable coal resources excluding those converted to coal reserves for the Oaktown Mining Complex, as of December 31, 2022.

JOHN T. BOYD COMPANY

Messrs. Davis and McGuire Sunrise Coal, LLC	February 10, 2023 Page 4

Report Qualifying Statements

Based on the work efforts conducted during our mineral resource/mineral reserve update, it is BOYD's opinion that the above reserve statement provides an estimate of the available controlled coal reserves that can reasonably be expected to be technically, legally, and economically extractable at the time of determination. The statements are therefore considered suitable and appropriate for public reporting.

Our update was performed to obtain reasonable assurance regarding Sunrise's latest reserve statements. We have relied on information provided by Sunrise regarding the property, as well as the 2022 TRS for the Oaktown Mining Complex. BOYD notes that nothing has come to our attention while preparing this resource/reserve estimate letter that would indicate the information provided to us is false or misleading, or that any material information has been withheld. Our methodology and practices applied in formulating this estimate are consistent with generally accepted mining geology and engineering practices. We believe our audit provides a reasonable basis for our opinion.

The individuals primarily responsible for this resource/reserve update letter are by virtue of their education, experience, and professional association considered Qualified Persons as defined in Subpart 1300 of Regulation S-K.

Estimates of any mineral resources and reserves are always subject to a degree of uncertainty. The level of confidence that can be applied to a particular estimate is a function of, among other things: the amount, quality, and completeness of exploration data; the geological complexity of the deposit; and economic, legal, social, and environmental factors associated with mining the resource/reserve. By assignment, BOYD used the definitions provided in S-K 1300 to describe the degree of uncertainty associated with the estimates reported herein.

Respectfully submitted,

JOHN T. BOYD COMPANY

By:	/s/ John T. Boyd II
John T. Boyd II
President and CEO

JOHN T. BOYD COMPANY